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                              April 4, 2022

       Philip Gross
       Chief Executive Officer and Director
       Snow Lake Resources Ltd.
       242 Hargrave Street, #1700
       Winnipeg, Manitoba R3C 0V1 Canada

                                                        Re: Snow Lake Resources
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 4, 2022
                                                            File No. 333-264098

       Dear Mr. Gross:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover page

   1. We note your revised disclosure that the selling shareholder has entered into an underwriting agreement
with ThinkEquity, which is filed as an exhibit with your
                                                        registration statement.
Please revise the prospectus cover page to provide disclosure responsive to Items
501(b)(2) and (3) of Regulation S-K, including disclosing the underwriting
arrangement including the overallotment option, and tabular disclosure of the the price to the
public of the securities, the underwriter's discounts and commissions, and the selling
shareholder's net proceeds, on both a per share or unit basis and for the total amount of the
offering. See Item 1 of Form F-1.
 Philip Gross
Snow Lake Resources Ltd.
April 4, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                           Sincerely,
FirstName LastNamePhilip Gross
                                                           Division of
Corporation Finance
Comapany NameSnow Lake Resources Ltd.
                                                           Office of Energy &
Transportation
April 4, 2022 Page 2
cc:       Louis A. Bevilacqua, Esq.
FirstName LastName